EXHIBIT 16.1

June 28, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Air Methods Corporation 401(k) Plan and, under the date of July 3, 2003, we reported on the financial statements of the Air Methods Corporation 401(k) Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002. On May 12, 2004, our appointment as principal accountants of the Air Methods Corporation 401(k) Plan was terminated. We have read the statements included under Item 4 of its Form 8-K dated June 28, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with any of the statements made in the fourth paragraph under Item 4.

Very truly yours,

/s/ KPMG LLP


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